Exhibit 99.1

1	1Q 2012 Operating Performance April 20, 2012

1Q Operating Performance Consolidated Performance—POSCO Operating Performance Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentaiton are subject to change during the course of auditing process. 2012 Business Plan Business Environment 1Q Key Business Activities

Income Consolidated Performance 3/23 Steel/construction slowed while seasonality made favorable turn in energy sector (in billion KRW) Revenue Revenue Revenue Operating Income Operating Income Operating Income Net Income Net Income Net Income (in billion KRW) ‘11.1Q ‘11.4Q ‘12.1Q ‘11.1Q ‘11.4Q ‘12.1Q ‘11.1Q ‘11.4Q ‘12.1Q Steel·Support 13,449 14,820 14,025 1,102 911 481 1,070 999 538 Trading 6,904 7,708 6,695 89 88 67 27 91 6 E&C 1,721 2,862 1,461 96 149 17 62 98 37 ICT 219 336 209 4 10 2 3 7 4 Energy 342 598 722 32 20 93 24 19 77 Chem·Mat’l 294 617 604 23 27 18 16 16 10 Revenue Operating Income Net Income 18,688 2011.1Q 2011.4Q 2012.1Q 16,309 1,018 801 1,020 643 5.4% 4.9% Operating Margin Profit Margin 5.5% 3.9% 16,251 1,356 1,093 8.3% 6.7% 2011.1Q 2011.4Q 2012.1Q 2011.1Q 2011.4Q 2012.1Q Based on aggregation of each sector (in billion KRW) (in billion KRW) (in billion KRW)

Financial Structure Liabilities and equity slightly increased (in billion KRW) Assets Assets Assets Liabilities Liabilities Liabilities Equity Equity Equity (in billion KRW) ‘11.1Q ‘11.4Q ‘12.1Q ‘11.1Q ‘11.4Q ‘12.1Q ‘11.1Q ‘11.4Q ‘12.1Q Steel·Support 62,859 69,321 69,801 20,788 24,061 23,836 42,070 45,260 45,965 Trading 10,431 12,121 12,452 8,298 9,707 10,075 2,133 2,414 2,377 E&C 6,927 8,765 9,055 4,000 5,554 5,784 2,928 3,211 3,271 ICT 683 743 857 441 465 547 242 278 310 Energy 2,792 3,080 3,090 2,112 2,381 2,250 679 699 840 Chem & Mat’l 766 1,511 1,520 416 821 817 351 689 702 Assets Liabilities Equity 4/23 78,409 79,501 37,679 38,100 41,401 40,730 2011.1Q 2011.4Q 2012.1Q 71,150 32,204 38,946 10.1% 6.3% 11.3% 92.5% 92.0% 82.7% 2011.1Q 2011.4Q 2012.1Q 2011.1Q 2011.4Q 2012.1Q Consolidated Performance Return on Equity Liability to Equity (in billion KRW) (in billion KRW) (in billion KRW) Based on aggregation of each sector

Summarized Statements of Income 2011.1Q 2011.4Q 2012.1Q 2011.1Q 2011.4Q 2012.1Q QoQ(%) Revenue Revenue 16,251 18,688 16,309 12.7 Gross Income Gross Income 2,172 1,993 1,678 15.8 (Gross Margin) (Gross Margin) (13.4%) (10.7%) (10.3%) CG&A CG&A 869 1,025 934 8.9 Other Operating Income Other Operating Income 53 50 57 14.0 Operating Income Operating Income 1,356 1,018 801 21.3 (Operating Margin) (Operating Margin) (8.3%) (5.4%) (4.9%) Equity Method Gains Equity Method Gains 21 22 11 50.0 Finance Item Gains Finance Item Gains 101 226 70 69.0 Foreign Currency Transaction & Translation Gains 210 239 250 4.6 Net Income Net Income 1,093 1,020 643 37.0 (Net Profit Margin) (Net Profit Margin) (6.7%) (5.5%) (3.9%) Owners of the Company 1,091 1,008 637 36.8 (in billion KRW) 5/23 Consolidated Performance

Summarized Statements of Financial Position 2011.1Q 2011.4Q 2012.1Q 2011.1Q 2011.4Q 2012.1Q QoQ (%) Current Assets Current Assets 28,719 33,557 33,348 0.6 Cash Equivalents 6,924 8,255 8,087 2.0 Notes Receivable 10,001 11,451 11,968 4.5 Inventory 10,398 12,284 11,488 6.5 Long-term Assets Long-term Assets 42,431 44,852 46,153 2.9 Other Financial Assets 6,266 5,126 5,504 7.4 Fixed Assets 25,694 28,453 28,967 1.8 Total Assets Total Assets 71,150 78,409 79,501 1.4 Liabilities Liabilities 32,204 37,679 38,100 1.1 Current Liabilities 18,261 19,605 19,786 0.9 Long-term Liabilities 13,943 18,074 18,314 1.3 (Interest Bearing Debt) (21,960) (26,812) (26,560) 0.9 Equity Equity 38,946 40,730 41,401 1.6 Controlling Interests 37,034 38,356 38,908 1.4 Total Liabilities & Equity Total Liabilities & Equity 71,150 78,409 79,501 1.4 (in billion KRW) 6/23 Cash equivalents: cash & cash equivalents, other short-term financial assets Consolidated Performance

1Q Operating Performance—Consolidated Performance POSCO Operating Performance 2012 Business Plan Business Environment 1Q Key Business Activities

Slightly decreased due to facility rationalization & foundry BF shutdown Crude Steel Production Finished Product Sales (in thousand tons) (in thousand tons) 2011.1Q 2011.4Q 2012.1Q Carbon Steel 8,465 9,112 8,895 S T S 475 521 531 2011.1Q 2011.4Q 2012.1Q Domestic 5,266 5,086 5,266 Export 2,929 3,870 3,510 Inventory 886 944 974 Facility rationalization and shutdown—Rationalization: (P) #1Wire Rod(Jan.10~17), (G) #2HR(Feb.15~21), #2PCM(Feb.22~29), #2CAL(Feb.22~Mar.22)—Shutdown: (P) Foundry blast furnace (Feb.1 ~, 650Kt/yr) Production & Sales 2011.1Q 2011.4Q 2012.1Q 9,633 9,426 8,940 2011.1Q 2011.4Q 2012.1Q 8,956 8,776 8,195 35.7% 43.2% 40.0% Export Ratio 8/23 POSCO Operating Performance

Sales by Product Sales by Demand Industry 1,895 2011.1Q 2011.4Q 2012.1Q 2011.1Q 2011.4Q 2012.1Q YoY QoQ Hot-Rolled 1,919 2,307 2,052 +6.9% 11.1% Plate* 1,544 1,619 1,644 +6.5% +1.5% Wire Rod 515 530 511 0.8% 3.6% Cold-Rolled 3,164 3,166 3,352 +5.9% +5.9% Electrical Steel 243 233 231 4.9% 0.9% S T S 433 479 485 +12.0% +1.3% Others 377 622 501 +32.9% 19.5% Total 8,195 8,956 8,776 +7.1% 2.0% 9/23 * Includes HR Plate (in thousand tons) POSCO Operating Performance Sales to auto and home appliances remain stable while shipbuilding decreased <Auto> <Home Appliances> <Shipbuilding> (in thousand tons) 1,895 1,866 1,765 2011.1Q 2011.4Q 2012.1Q 545 542 645 881 1,016 1,049 2011.1Q 2011.4Q 2012.1Q 2011.1Q 2011.4Q 2012.1Q

Revenue and operating income dropped due to decrease in sales price Revenue Operating Income Income Sluggish demand led to decrease in sales price and volume Profitability worsened due to time lag in using low-price raw materials 10,066 9,460 9,112 692 10.1% 6.9% 4.5% Operating Margin 422 921 (thousand KRW/ton) 2011.1Q 2011.4Q 2012.1Q (thousand KRW/ton) 2011.1Q 2011.4Q 2012.1Q QoQ Carbon Steel Sales Price* 942 982 929 5.4% * Weighted average of domestic and export prices Product Price Trend (in billon KRW) (in billion KRW) 2011.1Q 2011.4Q 2012.1Q 2011.1Q 2011.4Q 2012.1Q 10/23 POSCO Operating Performance

2012 Business Plan Business Environment 1Q Key Business Activities 1Q Operating Performance—Consolidated Performance—POSCO Operating Performance

POSCO Key Activities

1Q Key Business Activities

Strengthened contingency mgmt via Crisis Monitoring and Prevention Center

- Preemptive response system to monitor/evaluate core indices of each sector and incorporate the results into business planning
- Flexible management planning through monthly adjustment to swiftly respond to market change
- Profitability improvement to cut logistics cost by group-wide synergy, save energy consumption, and reduce raw material inventory (Iron ore: △324kt, Coal: △154kt from '11/E)

Marketing activities to boost sluggish domestic/overseas demand

< Domestic Market Expansion >

✓ Increase long-term contract with large customers

✓ Protect against low-price imports by target marketing

✓ Create new demand through EVI activities

: Order taken for the entire materials for constructing Lotte World Tower (TMCP, etc.)

: Sales of AHSS for new car models Santafe & K9

Domestic M/S (2011→ 2012.1Q)


(%)
41
44
39
43
37
38
Total Product
HR
Plate

< Sales/Product Mix >

✓ Reduce export portion

: mainly low-return export to SE Asia (△202kt)

✓ Adjust product mix focused on high value-added

: Increase export to Latin Ame. with auto steel (+24kt)

: Produce HR·GO after reducing slab production

Sales/Product Mix (2011.4Q→ 2012.1Q)


43
40 %
517
406 kt
Export Ratio
Slab Sales

12/23

1Q Key Business Activities

Expanded infrastructure to produce high value-added products

- **Completion of Pohang CGL construction (Jan'09 ~ Apr'12)**
  - ✓ Largest size in Korea producing 750K tons (HGI 600K tons/yr, PO 150K tons/yr)
  - ✓ Raise high-quality construction materials market share and replace thick GI
- **Expansion of Vietnam VST facility (Dec'10 ~ Mar'12)**
  - ✓ Increase of STS CR by 150Kt/yr leads to rise in **CR ratio (62%→ 67%)**

Pohang CGL



Improved financial structure

- **Sales of investment shares**
  - ✓ Sold stakes in KB(1.0%)/Hana(0.92%) Financial Group, SKT(2.90%)
  - ✓ Scheduled to sell Kyobo Life shares(24.0%) held by Daewoo Int'l(1H)
  - ✓ IPO of POSCO Specialty Steel within year with lead managers selected in April
- **Capex Reduction**
  - ✓ While maintaining investment in core areas of overseas up/downstream and raw materials, adjusted schedule for non-urgent and less important investment
    : Maintenance △0.1 tr/ Raw materials △0.3 tr/
    New growth & others △0.2 tr(KRW)

CAPEX


(trillion KRW)
9.5
8.9
Previous plan
Modified

13/23

[Overseas Project by Product] Continuous overseas projects focused on potential demand growth by region Product Region Local Corporation Production (thousand tons) Progress Completion Slab & HR Brazil CSP 3,000 Land prep. 88% Aug ‘15 Slab & HR Indonesia PT. KRAKATAU POSCO 3,000 Civil works 15% Dec ‘13 CR India POSCO-Maharastra 1,800 Civil works 12% Jun ‘14 Auto Steel India POSCO-Maharastra 450 Pilot operation May ‘12 Auto Steel China Shunde POSCO Coated Steel 450 Elec. works 39% Dec ‘12 Auto Steel Mexico POSCO-Mexico 500 Civil works 42% Jun ‘13 Elec. Steel India POSCO-ESI 300 Civil works 57% Oct ‘13 STS Turkey POSCO-ASSAN TST 200 Civil works 26% Apr ‘13 [PT. KRAKATAU POSCO] [Guangdong CGL] 14/23 * Construction Process: Land prepartion Civil works Electrical works Pilot operation Completion 1Q Key Business Activities

1Q Key Business Activities

Set up integrated production system for secondary battery cathode materials

Materials

- **Signed HOA* with Bolivian state-run company Comibol for JV on lithium ion secondary battery**(Mar'12)
  - Comibol supplies lithium carbonate produced from Uyuni Lake and other cathode materials inc. Mn and Co
  - Joint project with Korea Resources Corporation(KORES)
  - Plant construction in Bolivia ('14.1H)

* HOA: Head of Agreement


Material supply
COMIBOL
Kor-Bol JV
RIST
POPSCO ESM
Non-evaporating method to directly extract lithium from brine
Cathode production technology

[Bolivian JV Structure]

Technology

- **Developed technology to extract lithium from brine with non-evaporating method**(Feb'12, RIST)
  - Extraction time shortened compared to evaporating method (12months →1month), improved recovery rate (50→ 80%)
  - Applied 30 overseas and Korean patents of major technology and secured IPR
  - Separately extract Mg·Ca·K·B simultaneously

Product

- **Established POSCO ESM w/ Phoenix Materials**(Mar'12)
  - Annual cathode production capacity 1,800→ 4,000 tons
  - Stable supply to domestic secondary battery market that is expected to grow to 10 tr KRW size


1,800 ton/yr
4,000 ton/yr
2011
2012

[Cathode production by POSCO ESM]

15/23

Subsidiaries Key Activities

1Q Key Business Activities

Steel	• **POSCO Specialty Steel: Facility expansion and IPO** - Completion of #3 Steelmaking Plant (+240Kt/yr) and rationalization of rolling mill - IPO: to be listed within the year after selecting lead managers in April
Trading	• **Daewoo Int'l: Increase of POSCO product sales and gas field project on track** - Overseas sales of POSCO steel products: '12.1Q 940K tons (+37% YoY) - Myanmar gas field project: Progress 71% in Mar'12, commercial production scheduled in May'13
E&C	• **POSCO E&C: Strong order-taking despite slow construction market (2.5 tr KRW)** - Orders outside POSCO Group expanded inc. Ansan Combined Cycle Power Plant (700 bn KRW), Chile Coal-fired Power Plant (400 bn KRW)
ICT	• **POSCO ICT: Continuous order-taking led by domestic and overseas steel sector** - 1Q orders of 365 bn KRW inc. Brazil integrated mill(63.8 bn KRW), Pohang STS continous caster
Energy	• **POSCO Energy: Facility expansion and renewable energy biz. into high gear** - Started construction of Pohang residual gas power plant(300MW) in Feb. using byproduct gas from #3 Finex (progress rate 11.2%) - Secure RPS* quota by completing construction of solar power plant in Shinan(2MW) in Jan.
Chem & Mat'l	• **POSCO CHEMTECH: Continued to pursue carbon material business** - Concluded Shareholders Agreement w/ Mitsubishi Chemical/Corporation for needle coke biz.(Mar) • **POSCO M-TECH: Expanded profitability and arena of material business** - Increase in AL deoxidizer productivity and eng. sales led to 3.9bn KRW 1Q op.income(+34.5%, YoY) - Domestically produce high-purity alumina: plant construciton started in Apr.(capacity 2Kt/yr)

* RPS : Renewable Portfolio Standard

16/23

. . 2012 Business Plan Business Environment 1Q Key Business Activities 1Q Operating Performance—Consolidated Performance—POSCO Operating Performance

Global Steel Market March Chinese steel PMI approached the recovery baseline 50 2Q HR domestic price outlook: $620/ton (+$22 QoQ) China’s demand recovery forcasted(2H) due to investment boost caused by govn’t change U.S. recovery to be noticeable(2H) backed by job market and consumption improvement 2009 2010 2011 2012 2009 2010 2011 2012 YoY U.S. 59 80 89 93 5% EU 120 145 153 151 1% China 551 588 624 648 4% India 58 65 68 72 6% Russia 25 36 41 42 4% World 1,140 1,301 1,373 1,420 3% (million tons) * World Steel Association, POSRI 2Q Chinese steel price forecasted to slightly rebound 3% annual demand growth expected thanks to sound demand in emerging markets and U.S. economic recovery <Chinese Steel PMI & Spot Prices> <Demand Outlook by Country> * Chinese steel PMI: China Federation of Logistics and Purchasing(CFLP) Chinese domestic HR price(excl. VAT): Mysteel 2011. 1Q ($) 2011. 2Q 2011. 3Q 2011. 4Q 2012. 1Q 639 657 658 610 598 2012. 2Q 620 ‘12.Jan 47.9 42.8 Feb Chinese Steel PMI Mar 49.3 18/23 Business Environment

Domestic Steel Market * POSRI(Apr ‘12) Auto Construction Shipbuilding • Despite slow domestic market, production units likely to increase with export volume up Production(thousand units): 4,272 (‘10) 4,657 (‘11) 4,773 (‘12) (‘12. 1Q: 1,175 / 2Q: 1,230) • Construction investment likely to boost supported by private construction market despite slump in civil engineering sector Construction investment (tr KRW): 153 (‘10) 146 (‘11) 147 (‘12) (‘12. 1Q: 28 / 2Q: 40) • Slight recovery in building and new orders due to seasonality effect Building(mil GT): 32.4 (‘10) 35.5 (‘11) 32.5 (‘12) (‘12. 1Q : 7.9 / 2Q : 8.4) Orders(mil GT): 29.0 (‘10) 25.4 (‘11) 22.6 (‘12) (‘12. 1Q : 4.8 / 2Q : 5.9) Steel demand expected to increase backed by recovery of major industries (thousand tons) <Steel Demand and Supply Outlook> 2010 2011 2012 2010 2011 2012 1/4 2/4 QoQ Nominal Consumption Nominal Consumption 52,390 56,391 56,950 13,950 15,450 +10.8% Export Export 24,881 29,091 30,980 7,580 7,300 3.7% Production Production 65,942 72,283 74,900 18,200 19,100 +4.9% Import Import 11,329 13,199 13,030 3,330 3,650 +9.6% Inc. Semi-Product 25,090 23,121 21,580 5,430 6,250 +15.1% 19/23 Business Environment * POSRI(Apr ‘12)

Raw Materials Iron Ore Coal Downward trend driven by demand fall due to slump in steel industry and normalized supply helped by climate condition “2Q Price: HCC U$206/ton( 12.3%QoQ), PCI 153.3 contract, Semi-Soft under negotiation” Coal Spot PriceTrend ($/ton) *Platts HCC Peak Downs FOB Australia (monthly avg.) 313 229 With steel market hitting the bottom and seasonal inventory increase, limited rise in spot price within the range U$140-150/ton Probability of price hike exists due to Chinese seasonal construction demand increase, but limited due to macroeconomic uncertainties With decrease in export from India, tight supply forecast to continue “2Q Price: Fine ore FOB U$130/ton” Iron Ore Spot Price Trend ($/ton) Apr 2011 Jul 2011 Oct 2011 181 179 173 175 179 178 151 137 138 142 *Platts 62%Fe IODEX CFR China (monthly avg.) Jan 2012 147 BMA’s strike lingered and Force Majeure declared due to Australian flood end March Spot trade climbed due to expectation for Chinese demand recovery After bouncing off the bottom end of March, gradual price rise expected 20/23 1 Q 2 Q 1 Q 2 Q 142 Apr 2012 150 Apr 2011 Jul 2011 Oct 2011 Jan 2012 Apr 2012 Business Environment 330 307 308 298 273 252 236 216 209 214 221

Stainless Steel

Business Environment

Sales	
1Q	• **Higher sales price early year due to strong Ni price, but decreased after Feb. w/ Ni price falling** - Recognized as the lowest level due to larger decrease compared to Ni
2Q	**"Gradual recovery from April lowest"** • **Supply demand balance expected as production is adjusted to improve profitability and demand recovers during peak season** - Chinese mills plan to cut April production by 20~40K tons

Raw Materials	
1Q	• Ni: Price increased due to prospect for China's relaxation policy early year, but fell again after Feb. with rising concern over European crisis • Cr: 1Q benchmark price fell due to EU mills' production decrease affected by Eurozone recession
2Q	**"Stable Ni price, rising Cr price trend"** • Ni: Steady trend under peak season in STS market in spite of supply increase forecast • Cr: Price hike expected as South African suppliers cut production due to rising cost including power price

STS CR Price Trend


($/ton)
Europe
Korea
China
4,160
3,680
3,240
3,190
3,240
3,600
3,430
3,010
2,970
3,020
3,110
3,020
2,720
2,680
2,730
2011. 2Q
2011. 3Q
2011. 4Q
2012. 1Q
2012. 2Q

Nickel · Chrome Price Trend


(thousand $/ton)
Nickel
26.9
24.3
22.1
18.3
19.7
18.7
Chrome
2.9
3.2
2.8
2.8
2.7
3.2
2011. 1Q
2011. 2Q
2011. 3Q
2011. 4Q
2012. 1Q
2012. 2Q

* Ni : LME Nickel price(quarterly average)
* Cr : Japanese quarterly BM price

21/23

1Q Operating Performance—Consolidated Performance—POSCO Operating Performance 2012 Business Plan Business Environment 1Q Key Business Activities

2012 Business Plan These data represent the company’s internal targets and cannot be utilized as ground for investment decision. 2011 2012 Revenue (in trillion KRW) 68.9 70.6—POSCO Revenue ( ) 39.2 37.7 Crude Steel Production (in million tons) 37.3 38.4 Product Sales ( ) 34.5 35.4 Investment (in trillion KRW) 8.1 8.9—POSCO Investment ( ) 5.7 4.2 Preemptively respond to crisis and tighten budget on the group level 23/23

24 1Q 2012 Operating Performance April 20, 2012